

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-mail
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline, N.E.
Grand Rapids, MI 49525

> **Re: Universal Forest Products, Inc.**
> **Form 10-K**
> **Filed February 26, 2013**
> **File No. 0-22684**

Dear Mr. Cole:

We have reviewed your response dated March 29, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 29, 2012

General

1. We note the Acknowledgement page at the end of the response. Please address in your letter that such Acknowledgement does not appear to be dated appropriately nor is there a clear signature. In your response letter, please provide an acknowledgement of the Tandy language from an officer of the company that is appropriately signed and dated.

<u>Annual Report</u>

<u>Management's Discussion and Analysis, page 3</u>

<u>Results of Operations, page 8</u>

2. We have read your response to comment 2 in our letter dated March 21, 2013. It is unclear how you have concluded that the additional analysis by reportable segment is "duplicative" of the comparative market analysis already set forth in your MD&A or "will promote confusion" in understanding your financial results and operations, given, among other things, the material changes in each reportable segment's net sales and operating profit for the periods presented. The existing MD&A does not explain these material variances and therefore a reader is unable to understand why, for example, the Eastern and Western Divisions' segment operating profit increased $32.4 million during 2012 or why the Site-Built segment incurred an operating loss of $6.4 million in 2011 but reported operating profit of $1.3 million in 2012, and whether these change are indicative of a trend or is the result of non-recurring factors. Therefore, as previously requested, please revise future filings to provide a fulsome segment discussion and analysis in accordance with SEC Release No. 33-8350, Section 501.12.b.2 of the Financial Reporting Codification, as well as Item 303(a)(3) of Regulation S-K.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief